SECURITIES  &  EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                  SCHEDULE 13G
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO.     2)*
 NAME OF ISSUER:  HEALTH MANAGEMENT ASSOCIATES, INC.
 TITLE OF CLASS OF SECURITIES:  HEALTH MANAGEMENT ASSOCIATES, INC. A

    UNLESS OTHERWISE NOTED, THE SECURITY BEING REPORTED IS A
    COMMON STOCK
 CUSIP NO.  421933 10 2
 FEE BEING PAID:  NO
  (1) NAMES OF REPORTING PERSONS:  J.P. MORGAN & CO. INCORPORATED
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS:  13-2625764
  (2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:  (A)
                                                         (B)
  (3) SEC USE ONLY
  (4) CITIZENSHIP OR PLACE OF ORGANIZATION:  UNITED STATES
      NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
           (5) SOLE POWER TO VOTE:              2,698,567   SHARES
           (6) SHARED POWER TO VOTE:               51,836   SHARES
           (7) SOLE POWER TO DISPOSE:           5,072,760   SHARES
           (8) SHARED POWER TO DISPOSE:           109,237   SHARES
  (9) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
                                                 5,185,047   SHARES
  (10) CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES:
  (11) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):    7.4 %
  (12) TYPE OF REPORTING PERSON:  HC
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                  SCHEDULE 13G
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
AMENDMENT NO:        2                                 DATE  DECEMBER 29,1995
FEE BEING PAID:  NO
ITEM 1  (A) NAME OF ISSUER:  HEALTH MANAGEMENT ASSOCIATES, INC.
ITEM 1  (B) ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
                              5811 PELICAN BAY BOULEVARD
                              SUITE 500
                              NAPLES, FLORIDA  33963-2710
ITEM 2  (A) NAME OF PERSON FILING: J.P.MORGAN & CO. INCORPORATED
ITEM 2  (B) ADDRESS OF PRINCIPAL BUSINESS OFFICE:
                              60 WALL STREET
                              NEW YORK,N.Y. 10260
ITEM 2  (C) CITIZENSHIP UNITED STATES
ITEM 2  (D) TITLE OF CLASS OF SECURITIES:
            HEALTH MANAGEMENT ASSOCIATES, INC. A

                 UNLESS OTHERWISE NOTED, SECURITY BEING REPORTED IS A
                 COMMON STOCK.
ITEM 2  (E) CUSIP NO:   421933 10 2
ITEM 3    TYPE OF PERSON:  (G) PARENT HOLDING COMPANY
ITEM 4  (A) AMOUNT BENEFICIALLY OWNED:      5,185,047       SHARES,
              INCLUDING          0  SHARES WHERE THERE IS A RIGHT TO ACQUIRE.
ITEM 4  (B) PERCENT OF CLASS:  7.4
ITEM 4  (C)     (I) SOLE POWER TO VOTE:             2,698,567  SHARES
               (II) SHARED POWER TO VOTE:              51,836  SHARES
              (III) SOLE POWER TO DISPOSE:          5,072,760  SHARES
               (IV) SHARED POWER TO DISPOSE:          109,237  SHARES
ITEM 5    OWNERSHIP OF 5 PERCENT OR LESS OF A CLASS:   NOT APPLICABLE
ITEM 6    OWNERSHIP OF MORE THAN 5 PERCENT ON BEHALF OF ANOTHER PERSON:


     VIRTUALLY ALL OF OUR ACCOUNTS INVOLVE OUTSIDE PERSONS WHO HAVE THE RIGHT TO RECEIVE OR DIRECT THE RECEIPT OF DIVIDENDS FROM,OR THE PROCEEDS FROM THE SALE OF, SECURITIES IN SUCH ACCOUNTS WITH RESPECT TO THE CLASS
OF SECURITIES WHICH ARE THE SUBJECT OF THIS REPORT. HOWEVER, NO SUCH PERSON'S RIGHTS RELATE TO MORE THAN FIVE PERCENT OF THE CLASS UNLESS
SUCH PERSON IS IDENTIFIED BELOW.
ITEM 7  IDENTIFICATION AND CLASSIFICATION OF SUBSIDIARIES:
         MORGAN GUARANTY TRUST COMPANY OF NEW YORK - 3(B) BANK
         J.P. MORGAN INVESTMENT MANAGEMENT, INC. - 3(E) INVESTMENT ADVISOR J.P. MORGAN FLORIDA FEDERAL SAVINGS BANK - 3(E) INVESTMENT ADVISOR
   CERTAIN OF THE SECURITIES COVERED BY THIS REPORT MAY BE OWNED BY NON-QUALIFYING SUBSIDIARIES OF J.P. MORGAN & CO. INCORPORATED, BUT THE AMOUNT SO OWNED DOES NOT EXCEED ONE PERCENT OF THE TOTAL OUTSTANDING SECURITIES OF THE COMPANY AND IT IS NOT PRACTICAL TO OBTAIN ADDITIONAL INFORMATION CONCERNING SUCH SECURITIES
ITEM 8  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP
           NOT APPLICABLE
ITEM 9  NOTICE OF DISSOLUTION OF THE GROUP:  NOT APPLICABLE
ITEM 10 CERTIFICATION:
   BY SIGNING BELOW I CERTIFY THAT, TO THE BEST OF MY KNOWLEDGE AND BELIEF, THE SECURITIES REFERRED TO ABOVE WERE ACQUIRED IN THE ORDINARY COURSE OF BUSINESS AND WERE NOT ACQUIRED FOR THE PURPOSE OF AND DO NOT HAVE THE EFFECT OF CHANGING OR INFLUENCING THE CONTROL OF THE ISSUER OF SUCH SECURITIES AND WERE NOT ACQUIRED IN CONNECTION WITH OR AS A PARTICIPANT IN ANY TRANSACTION HAVING SUCH PURPOSE OR EFFECT.
   AFTER REASONABLE INQUIRY AND TO THE BEST OF MY KNOWLEDGE AND BELIEF, I CERTIFY THAT THE INFORMATION SET FORTH IN THIS STATEMENT IS TRUE, COMPLETE AND CORRECT.
                                        KATHLEEN H. TRIPP
                                        VICE PRESIDENT